August 28, 1998



IDS California Tax-Exempt Trust
IDS Tower 10
Minneapolis, MN  55440-0010

Gentlemen:

I have examined the Declaration of Trust and the By-Laws of IDS California Tax-Exempt Trust (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the Commonwealth of Massachusetts, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,

/s/ Leslie L. Ogg

Leslie L. Ogg
Attorney at Law
901 S. Marquette Ave., Suite 2810
Minneapolis, Minnesota  55401-3268